PROPERTY AGREEMENT

THIS AGREEMENT dated for reference the 1st day of May, 2007.

BETWEEN:

> **BELMONT RESOURCES INC.**, a company duly incorporated pursuant to the laws of the Province of British Columbia and having an office at 600 – 625 Howe Street, Vancouver, British Columbia V6C 2T6
>
> ("BEA")
>
> and
>
> **INTERNATIONAL MONTORO RESOURCES INC.**, a company duly incorporated pursuant to the laws of the Province of British Columbia and having an office at 600 – 625 Howe Street, Vancouver, British Columbia V6C 2T6
>
> ("IMT")
>
> (BEA and IMP being referred to collectively as the "Optionors")

AND:

> **CROSSHAIR EXPLORATION & MINING CORP.**, a company duly incorporated pursuant to the laws of the Province of British Columbia and having an office at Suite 1240, 1140 West Pender Street, Vancouver, British Columbia, V6E 4G1
>
> ("Crosshair")

WHEREAS:

A.   BEA and IMT each hold options to acquire a 50% legal and beneficial interest in (i) mineral licenses numbered 012352M, 012353M and 012376M (the "First Licenses") and (ii) mineral license numbered 013332M (the "Second License"), all located in the Province of Newfoundland and Labrador (the First Licenses and the Second License referred to collectively as the "Property") and as shown on the attached Schedule A;

B.   the Optionors entered into agreements attached as Schedule B (the "Underlying Agreements") with Ridgestake Resources Inc. and Ruza Resources Ltd. (collectively, the "Interest Holders") for the option to acquire 100% right, title and interest in the First Licenses subject to a 2% net smelter return in favour of Ruza Resources Ltd. (the "NSR");

C.   the Optionors desire to grant an option to earn an interest in the Property out of the interest that the Optionors shall earn to Crosshair and Crosshair is desirous of obtaining an option to earn an interest in the said Property upon the terms and subject to the conditions herein contained.

D.   the Optionors have offered to Crosshair the option to earn an undivided 75% interest in the Property and, after having earned such interest, to participate with the Optionors in forming a joint venture operation for the purposes of further exploring and developing such Property.

NOW THEREFORE in consideration of the premises and of the mutual covenants and provisos herein contained, the parties hereto agree as follows:

1.   Grant of Option

In order for Crosshair to exercise the option (the "Option") and earn an undivided 75% interest in the Property subject to the NSR, Crosshair must, over the three year period (the "Option Period") commencing on the date (the "Execution Date") of signing of this Agreement by both parties, carry out $800,000 in exploration expenditures on the Property, issue 175,000 common shares of Crosshair (the "Shares") and maintain all Underlying Agreements on the Property, all as more particularly described below. This Agreement is subject to the approval of the TSX Venture Exchange ("TSX-V").

2.   Work Expenditures

In order to keep the Option in good standing, Crosshair shall, in addition to the payments aggregating 175,000 Shares set forth in section 3 hereof, incur during the Option Period, not less than $800,000 in Eligible Exploration Expenditures (defined below) on the Property as follows:

a. $75,000 on or before the first anniversary of the Execution Date (as a firm and binding commitment);

b.   an additional $250,000 on or before the second anniversary of the Execution Date; and

c.   an additional $475,000 on or before the third anniversary of the Execution Date.

Any expenditures above the minimum annual work expenditures may be carried forward to subsequent years.

The expenditure requirements in year two and three are optional only provided that notice is provided within 90 days of any given expenditure year ("Expenditure Year") commencing the day following an anniversary of the Execution Date (but nonetheless required to keep the Option in good standing) and, accordingly, unlike the $75,000 expenditure requirement in year one, are not firm and binding commitments of Crosshair.

For greater certainty, eligible exploration expenditures ("Eligible Exploration Expenditures") shall be defined as all exploration expenditures and all property filing fees, including all reasonable technical reporting requirements.

Crosshair will act as operator in respect of all exploration programs on the Property throughout the term of this Agreement.

3.   Share Payments

In order to keep the Option in good standing, Crosshair shall, in addition to the $800,000 in Eligible Expenditures set forth in section 2 hereof make, during the Option Period, the following Share payments to Optionors:

a.   50,000 Shares (25,000 Shares to each of BEA and IMT) within five business days of the receipt of approval of this Agreement by the TSX-V;

b.   50,000 Shares (25,000 Shares to each of BEA and IMT) on or before the first anniversary of the Execution Date; and

c.   75,000 Shares (37,500 Shares to each of BEA and IMT) on or before the second anniversary of the Execution Date.

Any shares issued shall be subject to a maximum hold period of 4 months.

4.   Covenants of Crosshair

During the currency of this Agreement, Crosshair shall:

a.   carry out and record work for assessment purposes and as required to maintain the Property in good standing and will file all property work for assessment purposes up to a maximum of ten years assessment credits; and making all other payments which may be necessary in that regard;

b.   carry out exploration work on the Property in a good and workmanlike manner in accordance with good practice in the Canadian Mining industry, in compliance with applicable laws.

5.   Covenants of the Optionors

The Optionors covenant with and represent and warrant to Crosshair on a joint and several basis that:

a.   the Optionors have the authority to enter into this Agreement;

b.   each of the mineral claims comprising the Property has been duly and validly located and recorded in accordance with the applicable laws of Newfoundland and are valid and subsisting mineral claims as of the date of execution and delivery of this Agreement;

c.   the Property is in good standing, free and clear of all liens, charges and encumbrances;

d.   the entering into of this Agreement does not violate any of the terms or conditions of the Underlying Agreements;

e.   the Interest Holders are the beneficial and registered or recorded holder of a 100% undivided interest in the First Licenses;

f.   the Underlying Agreements are in good standing in all respects (including with respect to payments to be made thereunder) in full force and effect and unamended;

g.   the Optionors are not in default, and are not aware of the Interest Holders being in default of any covenant or agreement arising under or by virtue of the Underlying Agreements;

h.   the Underlying Agreements each constitute the entire agreement between the Optionors and the respective Interest Holders;

i.   the Optionors have not transferred or encumbered or agreed to transfer or encumber the Underlying Agreements or all or any of its right, title or interest in or to the Underlying Agreements, except as provided for in this Agreement;

j. the Optionors have the exclusive right and authority to enter into this Agreement and to dispose of the Property in accordance with the terms hereof, and that no other person, firm or corporation has any proprietary or other interest in the same;

k. any and all previous work conducted on the Property was conducted in compliance with all applicable laws;

l. the Optionors will promptly provide Crosshair with any and all notices and correspondence from government agencies or the Interest Holders in regard to the Property, work conducted on the Property, or the Underlying Agreements; and

m. within 10 days of execution of this Agreement the Optionors shall make available to Crosshair all available technical data, geotechnical reports, maps, digital files and other data with respect to the Property in the Optionors' possession or control, including drill core (which Crosshair may log and sample).

The representations and warranties of the Optionors herein before set out form a part of this Agreement and are conditions upon which Crosshair has relied in entering into this Agreement and shall survive the acquisition of the Property by Crosshair. The Optionors shall jointly and severally indemnify and hold harmless Crosshair from any loss of any nature whatsoever caused as a result of these covenants, representations and warranties.

6.   Termination

Crosshair may elect to terminate this Agreement at any time after the Execution Date provided Crosshair has made the payment of 50,000 Shares required under section 3.a, fulfilled the firm commitment under section 2.a to incur not less than $75,000 on or before the first anniversary date of the Execution Date, by providing 30 days written notice to Optionors, and provided notice within the first 90 days of any Expenditure Year as provided in s. 2 of this Agreement.

If this Agreement terminates prior to exercise of the Option, Crosshair will:

a. fund 100% of the costs of reclamation, rehabilitation, restoration or abandonment work as may be required to be performed under applicable laws as a result of Crosshair's activities from the date hereof to the day of such termination or to make such other provision therefor as is acceptable to Optionors, acting reasonably; and

b. return all claims with a minimum of 100 days good standing regarding assessment work before the next assessment work anniversary date.

If Crosshair fails to meet any of the obligations set out in section 2, 3 and 9, in order to keep the Option in good standing, the Optionors shall deliver a notice to Crosshair specifying such failure and Crosshair shall have 30 days following receipt of such notice to make such payments or incur such Eligible Exploration Expenditure (or the applicable portion thereof or to pay the Optionors an amount equal to the applicable portion of such payment or Eligible Exploration Expenditure) or otherwise remedy such default. If Crosshair fails to make such payment or meet such Eligible Exploration Expenditures or otherwise remedy such default within thirty (30) days of Crosshair being notified by the Optionors, Crosshair shall be in default of the Option and shall forfeit all interest and rights in the Property and this Agreement.

In the event that Crosshair fails to meet the terms or conditions of this Agreement, the Optionors may as reasonably required seek remedy for any expenditures or loss incurred as a result of the default.

7.   Transfer of Property

> a.   Upon written request by Crosshair and subject to the assignment provisions of the Underlying Agreements, the Optionors shall deliver to Crosshair in a timely manner duly executed transfers of the appropriate interest in the licenses forming the Property.

> b.   Subject to the assignment provisions of the Underlying Agreements, Crosshair shall be entitled to record such transfers at its own cost with the appropriate government office to effect legal transfer of such interest in the Property into the name of Crosshair, provided that Crosshair shall hold such interest in the Property subject to the terms of this Agreement, it being understood that the transfer of such legal title to Crosshair prior to the exercise of the Option is for administrative convenience only.

> c.   In the event of such transfer of licenses, Crosshair will provide all relevant claim information, including but not limited to any notices relating to the required payments, assessment work, or pending notices on such claims or licenses, in a timely manner to the Optionors.

8.   NSR Buy Down

Upon Crosshair earning an interest in the Property, Crosshair will also earn an equivalent interest in the right of Optionors to buy down any of the net smelter returns royalties granted in the Underlying Agreements.

9.   Underlying Agreements

Crosshair acknowledges and agrees to be bound by the terms of the Underlying Agreements during the Option Period and to make the cash payments under the Underlying Agreements required to keep the Underlying Agreements in good standing. Any payments in shares required to be made under the Underlying Agreements will be made by the Optionors.

All monies that are held as security deposits with the Newfoundland Government as of the date of this Agreement will be refunded to Optionors upon filing of the required assessment work.

For Government grants received for work on the Property, as funded by Crosshair, such reimbursement cheques shall be paid to Crosshair.

10.   Assignment

This Agreement shall inure to the benefit of and be binding upon each party's assigns and successors.

In the event that either party wishes to assign or sell its interest in this Agreement or the Property, then subject to the Underlying Agreements such party shall offer the other party the right of first offer on its interest. Such right shall be exercisable within 30 days of either party receiving written notification from the other party of its intention to sell its interest ("Offered Interest").

For greater certainty but subject to the Underlying Agreements, nothing contained in the provisions of this section 10 shall prevent any party from entering into any corporate reorganization, merger, amalgamation, takeover bid, plan of arrangement, or any other such corporate transaction which has the effect of, directly or indirectly, selling, assigning, transferring, or otherwise disposing of all or a part of the Offered Interest.

11.   Formal Agreement and Joint Venture

In the event that Crosshair fulfills the requirements of the Option and thereby earns an undivided 75% right, title and interest in and to the Property, Crosshair and the Optionors will be deemed to have formed a joint venture with the initial participating interests therein being Crosshair 75% and the Optionors 25%. The parties agree to use their reasonable best efforts to complete a formal Joint Venture agreement prior to the end of the Option Period.   The formal agreement would include but not be limited to the above terms and shall include those terms and items contemplated in Schedule C and be based substantially on the Form 5 of the Rocky Mountain Mineral Law Foundation as amended from time to time.   In the event that such contemplated formal agreement is not completed, this Agreement shall remain in force and effect and the provisions set out in Schedule C shall govern the Joint Venture.

12.   Confidentiality

The parties agree to keep all information pertaining to this Agreement and all data and information concerning the Property confidential unless required by regulatory or similar related disclosure. Subject to applicable law, both Optionors and Crosshair agree to provide the other with a minimum of 48 hours to review any news releases pertaining to this Agreement or the Property. Each party shall be permitted to make comments on each release, and the other party agrees to take such comments into account before issuing any release.

13.   Reports

Crosshair shall, as Operator, provide quarterly summary technical and accounting reports to Optionors and in respect of any 43-101F1 reports, shall cause the report to be written for Crosshair as well as the Optionors.

14.   Notice

Any notice required to be given under this Agreement shall be deemed to be well and sufficiently given if delivered or if mailed by registered mail in Canada (save and except during the period of any interruption in the normal postal service within Canada) or sent by prepaid telegram or by telecopier or by email, in the case of the Optionors addressed as follows:

600 – 625 Howe Street
Vancouver, BC V6C 2T6

Attention: Vojtech Agyagos, President and Director

Telephone No.:   604.683.6648
Fax: 604-683-1350
Email: belmontr@telus.net

and in the case of Crosshair addressed as follows:

Suite 1240, 1140 West Pender Street
Vancouver, BC, V6E 4G1

Attention: Mark J. Morabito, President

Telephone No.:   604.681.8030
Fax: 604.681.8039
Email: mark@crosshairexploration.com

and any notice given as aforesaid shall be deemed to have been given, if delivered, when delivered, if telecopied, when received, or if mailed, or telegraphed, on the third business day after the date of mailing or telegraphing thereof. Either party may from time to time by notice in writing change its address for the purpose of this section.

15.   Counterparts

This Agreement, notices and future amendments, if any, associated with it may be signed by facsimile in as many counterparts as may be required.

16.   Arbitration

Any dispute or conflict between the parties concerning this Agreement which cannot be settled by them shall be submitted firstly to a mutually agreeable mediator who will have no authority to bind the parties and, in the event that mediation efforts are unsuccessfull, to a single arbitrator pursuant to the provisions of the ***Commercial Arbitration Act (British Columbia)*** or, if the parties cannot agree upon a single arbitrator, to three arbitrators, one appointed by Crosshair, one appointed by the Optionors and a third appointed by the arbitrators appointed by Crosshair and the Optionors. Arbitration proceedings shall take place in Vancouver, British Columbia, at such place that the arbitrator or arbitrators shall determine.

17.   Prior Agreements

This Agreement supersedes and replaces all prior agreements between the parties hereto with respect to the Property, which said prior agreements shall be deemed to be null and void upon the execution hereof.

18.   Governing Law

This Agreement will be interpreted in accordance with the laws of the Province of British Columbia and will enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

19.   Other

Each of the parties hereby covenants and agrees that at any time upon the request of the other party, do, execute, acknowledge and deliver or cause to be done, executed, acknowledged and delivered all such further acts, deeds, assignments, transfers, conveyances, powers of attorney and assurances as may be required for the better carrying out and performance of all the terms of this Agreement.The representations, warranties and covenants in this Agreement will survive any closing or advance of funds and, notwithstanding such closing or advances, will continue in full force and effect. This Agreement will be binding upon and enure to the benefit of the parties hereto and their respective heirs and executors and successors and assigns as the case may be. The recitals and any schedules form a part of and are incorporated by reference into this Agreement. No modification or amendment to this Agreement may be made unless agreed to by the parties thereto in writing. In the event any provision of this Agreement will be deemed invalid or void, in whole or in part, by any court of competent jurisdiction, the remaining terms and provisions will remain in full force and effect. Time is of the essence.

IN WITNESS WHEREOF the parties hereto have hereunto executed these presents as of the day and year first above written.

BELMONT RESOURCES INC.

/signed/
Authorized Signatory

INTERNATIONAL MONTORO RESOURCES INC.

/s/ Gary Musil
Authorized Signatory

CROSSHAIR EXPLORATION & MINING CORP.

/s/ Mark J. Morabito
Authorized Signatory

Pursuant to the provisions of the Underlying Agreement, consent is hereby provided for the entry into this Agreement with Crosshair Exploration & Mining Corp. by Belmont Resources Inc. and International Montoro Resources Inc., and Ridgestake Resources Inc. and Ruza Resources Ltd. hereby waive the requirement, as set out in section 7.01 of the Underlying Agreement, that BEA and IMT complete the payments set out in section 2.02 of the Underlying Agreement within 30 days of this agreement and agree that the payment set out in section 2.02(4) of the Underlying Agreement shall be made at the time set forth in that section.

RIDGESTAKE RESOURCES INC.

/s/ Jaroslav Ruza
Authorized Signatory

RUZA RESOURCES LTD.

/s/ Jaroslav Ruza
Authorized Signatory

Schedule A

The Property

License #	# of Claims	NTS	Expiry Date
012352M	23	13L/02	2007/07/24
012353M	66	13K/03	2007/07/24
012376M	39	13K/03	2007/07/31
013332M	11	13K/03	2008/04/12



Schedule B

Underlying Agreement

Property Option Agreement dated April 11, 2006 between Belmont Resources Inc., International Montoro Resources Inc. and Ruza Resources Ltd. & Ridgestake Resources Inc. and Amendment to Property Option Agreement dated August 24, 2006

PROPERTY OPTION AGREEMENT

ɟHIS PROPERTY OPTION AGREEMENT (the "Agreement") is made as of the 11ᵗʰ day of April 2006.

BETWEEN:

BELMONT RESOURCES INC., a company duly incorporated pursuant to the laws of the Province of British Columbia and having an office at 600 – 625 Howe Street, Vancouver, British Columbia, V6C 2T6.

("BEA")

PARTY OF THE FIRST PART

AND:

INTERNATIONAL MONTORO RESOURCES INC., a company duly incorporated pursuant to the laws of the Province of British Columbia and having an office at 600-625 Howe Street, Vancouver, British Columbia, V6C 2T6.

("IMT")

PARTY OF THE SECOND PART

AND:

JAROSLAV RUZA & RIDGESTAKE RESOURCES INC., of #1002 – 1415 St. Georges Avenue, North Vancouver, British Columbia
V7L 4R9

("RUZA")

PARTY OF THE THIRD PART

WHEREAS:

I.   RUZA RESOURCES LTD. is the registered and beneficial owner of a 100% interest in four claims/126 units –approx. 4000 hectares (mineral licenses) located in the **Central Mineral Belt**, Uranium District, **Labrador** (the "Property") as further described in Schedule "A" attached; and

II.   BEA and IMT wish to acquire an interest in various uranium prospects in Labrador; and

III.   RUZA wishes to grant and BEA/IMT wishes to acquire a 100% interest jointly in RUZA'S right, title and interest in the Property on the terms and conditions set out in this Agreement.

NOW THEREFORE WITNESSETH that in consideration of the premises and mutual promises, covenants, conditions, representations and warranties herein set out, the parties agree as follows:

1.0   OPTION

2.01   Subject to the approval of this Agreement by the TSX Venture Exchange ("TSXVE"), RUZA hereby grants unto BEA/IMT jointly the sole and exclusive right and option (hereinafter called the "Option") to acquire a one hundred percent (100%) beneficial and legal ownership interest in the Property.

2.02   BEA/IMT shall maintain and exercise the Option by:

(1)   paying RUZA $15,000 ($7,500 each from BEA and IMT) upon signing of the Agreement; and



(2)   issuing and delivering 200,000 common treasury shares (100,000 common shares each of BEA and IMT) to RUZA upon TSXVE approval of this Agreement, where each share shall have a deemed value of $0.25 per share, and which shares shall be subject to a minimum four (4) month hold period; and

(3)   paying RUZA an additional $15,000 ($7,500 each from BEA and IMT) within one year of the anniversary date of this Agreement; and

(4)   paying RUZA an additional $30,000 ($15,000 each from BEA and IMT) within the second year of the anniversary date of this Agreement; and

(5)   jointly keeping the Property in good standing by keeping all requisite assessment work up to date until the Option has been fully exercised, however;

(6)   upon BEA/IMT completing the payments of cash and shares as outlined in 2.02 (1) & (2) above, should BEA/IMT not wish to earn any further interest in the Property, they can terminate this Agreement by providing RUZA thirty (30) days written notice of termination, providing the Property is in good standing for a minimum of one (1) year from that date.

3.0   OPERATIONS DURING OPTION

3.01   During the subsistence of this Agreement prior to the Option being exercised, BEA/IMT jointly shall have full right, power and authority to do everything necessary or desirable to explore, develop, put the Property into commercial production and to operate the Property subject to a two percent (2%) Net Smelter Return payable to RUZA with a one percent (1%) buy-out for $500,000.

"Net Smelter Return" shall mean the net sum in dollars received or to be received by BEA/IMT for the ores, minerals, metals, or other saleable products sold to an "arm's length" Purchaser (as that term is defined in the Income Tax Act of Canada) after deductions for all of the following:

(i)   custom smelting costs, treatment charges and penalties including, but without being limited to, metal losses, and penalties for impurities;

(ii)   all costs of transporting such ores, minerals or metals from such lands to places of treatment; and

(iii)   taxes of any kind, including sales taxes, levied on such ores, minerals or metals or on their production or sale but excluding income taxes.

"Commercial Production" means the operation of the Property or any portion thereof as a producing mine and the production of mineral products therefrom (excluding bulk sampling, pilot plant or test operations);

4.0   REPRESENTATIONS AND WARRANTIES

4.01   RUZA represents and warrants to BEA/IMT that:

(a) the claims comprising the Property have been acquired in accordance with and are in good standing pursuant to the laws of the Province of Labrador, Canada;

(b) Ridgestake Resources Inc. is in good standing under the laws of British Columbia with regard to its corporate filings with the Registrar of Companies;



(c) RUZA has the sole and exclusive right to deal with the Property in the manner provided in this Agreement;

(d) RUZA has the full power and authority to execute and deliver this Agreement and to fulfil its obligations provided for by this Agreement;

(e) the Property is free of all liens, charges and encumbrances of every nature and kind and there are no pending or threatened actions or claims by any person or party with respect to the Property and that at the time BEA/IMT acquires an interest in the Property pursuant to the exercise of the Option, BEA/IMT shall receive such interest free and clear of all encumbrances;

(f) RUZA has the exclusive right to receive all of the proceeds from the sale of minerals, metals, ores or concentrates removed from the Property, and no other person, firm or corporation is entitled to any rights on such minerals removed from the Property or is entitled to take such materials in kind;

(g) to the knowledge of RUZA there are no outstanding agreements or options to acquire or purchase the Property or any portion thereof or interest therein and no person has any royalty or interest whatsoever in production or profits from the Property or any portion thereof;

4.02   (i) BEA represents and warrants to RUZA that:

(a) BEA is in good standing under the laws of British Columbia with regard to its corporate filings with the Registrar of Companies;

(b) the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by the Board of Directors of BEA.

(ii) IMT represents and warrants to RUZA that:

(a) IMT is in good standing under the laws of British Columbia with regard to its corporate Filings with the Registrar of Companies;

(b) the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by the Board of Directors of IMT.

4.03   The representations and warranties in this section 4.0 shall apply to all assignments, conveyances, transfers and documents delivered in connection with this Agreement and there shall be no merger of any representations and warranties in such assignments, conveyances, transfers and documents notwithstanding any rule of law, equity or statute to the contrary and all such rules are hereby waived. Each party shall have the right to waive any representation and warranty made by the other party without prejudice to any of its recourses with respect to any other breach by the other party provided such waiver is made in writing. All of the representations, warranties and covenants contained in this Agreement shall survive the closing of this transaction.



5.0   TRANSFER OF PROPERTY & INTEREST EARNED

5.01   Upon the payment of monies, and issuing of shares as described in Section 2.02, RUZA shall execute all such effectual and valid transfers of the Property and such other documents as BEA/IMT may deem necessary to transfer to BEA/IMT their acquired interest in and to the Property free and clear of all encumbrances save and except the royalties described in 3.01.   BEA/IMTshall be deemed to have exercised the Option and to have acquired an interest in the Property as follows:

    (a)   BEA/IMT shall be deemed to have acquired an 50% interest (as to 25% each) upon the completion of 2.02 (1) & (2);

    (b)   BEA/IMT shall be deemed to have acquired a further 25% interest (thereby increasing BEA/IMT's interest to 75%- as to 37-1/2% each) upon the completion of 2.02 (3);

    (c)   BEA/IMT shall be deemed to have acquired a further 25% interest (thereby completing BEA/IMT's Option and acquisition of 100%) upon the completion of 2.02 (4).

6.0   INDEMNITY

6.01   RUZA shall indemnify and save BEA/IMT harmless from and against any loss, liability, claim, demand, damage, expense, injury or death, arising out of or in connection with any mining operations conducted prior to the exercise of the Option; provided that BEA/IMT shall not be indemnified for any loss, liability, claim, demand, damage, expense, injury or death resulting from the negligence or willful misconduct of BEA/IMT or its employees, agents or contractors.

6.02   BEA/IMT shall indemnify and save RUZA harmless from and against any loss, liability, claim, demand, damage, expense injury or death, arising out of or in connection with any exploration operations conducted prior to the exercise of the Option; provided that RUZA shall not be indemnified for any loss, liability, claim, demand, damage, expense injury or death resulting from the negligence or willful misconduct of RUZA or its employees, agents or contractors.

7.0   ASSIGNMENT OF INTEREST

7.01   During the subsistence of the Option, BEA/IMT shall be permitted to sell, transfer or assign this Agreement or their right or beneficial interest in the Property provided that BEA/IMT provide to RUZA, an agreement of the obligations of that new purchaser to be bound by this Agreement, to honor the outstanding obligations under this Agreement, and that BEA/IMT will complete the payments of Section 2.02 within 30 days of such assignment.

8.0   NOTICE

8.01   All notices, demands and requests required or permitted to be given under this Agreement shall be in writing and may be delivered personally, sent by electronic mail or by facsimile or may be forwarded by first class prepaid registered mail.   Any notice delivered personally or sent by electronic mail or by facsimile shall be deemed to have given and received on the same business day as sent.   Any notice mailed as aforesaid shall be deemed to have been given and received on the seventh calendar day following the date it is posted and addressed as follows:



(a)   if to BELMONT RESOURCES INC. or INTERNATIONAL MONTORO RESOURCES INC.
600 –625 Howe Street Vancouver, B.C. V6C 2T6

(b)   if to JAROSLAV RUZA/ RUZA RESOURCES LTD.
#1002 – 1415 St. Georges Ave. North Vancouver, B.C. V7L 4R9

or to such other address or addresses as either party may, from time to time, specify by notice to the other; provided, however, that if there shall be a mail strike, slowdown or labour dispute which might affect delivery of the notice by mail, then the notice shall be effective only if actually delivered.

9.0   ENTIRE AGREEMENT

9.01   This Agreement constitutes and contains the entire agreement and understanding between the parties and supersedes all prior agreements, memoranda, correspondence, communications, negotiations and representations, whether oral or written, express or implied, statutory or otherwise between the parties or any of them with respect to the subject matter hereof. This Agreement may not be changed orally but only by an agreement in writing, signed by the party against which enforcement, waiver, change, modification or discharge is sought.

10.0   FURTHER ASSURANCES

10.01   Each of the parties hereto shall from time to time and at all times do all such further acts and execute and deliver all further deeds and documents as shall be reasonably required in order fully to perform and carry out the terms of this Agreement.

11.0   ARBITRATION

11.01   All matters in difference between the parties in relation to this Agreement shall be referred to the arbitration of a single arbitrator, if the parties agree upon one, otherwise to three arbitrators, one to be appointed by each party and a third to be chosen by the first two named before they enter upon the business of arbitration. The award and determination of the arbitrator or arbitrators or any two of the three arbitrators shall be binding upon the parties and their respective heirs, executors, administrators and assigns.

12.0   SEVERABILITY

12.01   In the event any provision of this Agreement will be deemed invalid or void, in whole or in part, by any court of competent jurisdiction, the remaining terms and provisions will remain in full force and effect.



13.0 **TIME IS OF THE ESSENCE**

13.01 Time is of the essence.

14.0 **EXECUTION**

14.01 This Agreement may be executed in any number of counterparts with the same effect as if all parties to this Agreement had signed the same document and all counterparts will be construed together and will constitute one and the same instrument and any facsimile signature shall be taken as an original.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the day and year first above written.



Per: Authorized Signatory
BELMONT RESOURCES INC.



Per: Authorized Signatory
INTERNATIONAL MONTORO RESOURCES INC.



Authorized Signatory
JAROSLAV RUZA   for
RIDGESTAKE RESOURCES INC. &
RUZA RESOURCES LTD.

SCHEDULE "A"

CENTRAL MINERAL BELT URANIUM DISTRICT, LABRADOR

License Number -Location- Map	Unit Size	Expiry Date
010713M – Post Hill- 13J13	36	
010753M –Way Bay –23H11	21	
010752M –Maclean Lake- 23H13/14	28	
010714M –Smallwood Reservoir –23H14	41	
TOTAL	126	



AMENDMENT TO
PROPERTY OPTION AGREEMENT

BETWEEN:

BELMONT RESOURCES INC., a company duly incorporated pursuant to the laws of the Province of British Columbia and having an office at 600 – 625 Howe Street, Vancouver, British Columbia, V6C 2T6.

("BEA")

PARTY OF THE FIRST PART

AND:

INTERNATIONAL MONTORO RESOURCES INC., a company duly incorporated pursuant to the laws of the Province of British Columbia and having an office at 600-625 Howe Street, Vancouver, British Columbia, V6C 2T6.

("IMT")

PARTY OF THE SECOND PART

AND:

RUZA RESOURCES LTD.(JAROSLAV RUZA) & RIDGESTAKE RESOURCES INC., of #1002 – 1415 St. Georges Avenue, North Vancouver, British Columbia
V7L 4R9

("RUZA")

PARTY OF THE THIRD PART

WHEREAS:

1.   RUZA, BEA, and IMT are parties to a Property Option Agreement dated April 11,2006 (the "Agreement"); and

2.   The RUZA claim blocks which were subject to the April 11,2006 Agreement were cancelled under the provisions of Section 26 of 'The Mineral Act, RSNL 1990' as RUZA inadvertently did not fulfill certain conditions of the Claim Licences as set out in Schedule "Ai" to the said <u>Act</u> in that RUZA failed to submit the first year's assessment work report; and

3.   RUZA has acquired through staking new claims in the Central Mineral Belt, Uranium District, Labrador; and

4.   The parties wish to amend certain terms of the Agreement, the particulars of which are set out below;

NOW THEREFORE, in consideration of the mutual covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged) the parties hereto covenant and agree with each other as follows:

Schedule "A" of the April 11,2006 Agreement shall be deleted in its entirety and replaced with the attached Schedule "Ai".

This Amended Agreement may be executed in several parts in the same form and such parts as so executed shall together form one original agreement and such parts if more than one shall be read together and construed as if all the signing parties hereto had executed one copy of this Amended Agreement.

A facsimile copy of this Amended Agreement shall be considered as an original and shall, in all respects, be legally binding.

IN WITNESS WHEREOF the Parties have caused the present Amended Agreement to be signed by their respective officers duly authorized to do so on the 24th day of August, 2006.



Per: Authorized Signatory
BELMONT RESOURCES INC.



Per: Authorized Signatory
INTERNATIONAL MONTORO RESOURCES INC.



Authorized Signatory
JAROSLAV RUZA   for
RIDGESTAKE RESOURCES INC. &
RUZA RESOURCES LTD.

SCHEDULE "Ai"

CENTRAL MINERAL BELT URANIUM DISTRICT, LABRADOR

License Number -Location- Map	Unit Size	Work Required	- Expiry Date
012352M- 13L/02	23	$4,600.00	July 24,2007
012353M – 13K/03	66	$13,200.00	July 24,2007
012376M – 13K/03	39	$7,800.00	July 31,2007
TOTAL	128		

Schedule C

Summary Of Joint Venture Agreement Terms

1.   **Definitions**

 -     as applicable

2.   **Representations and Warranties**

 -     due incorporation
 -     power and authority
 -     ownership and title to assets
 -     no adverse claim

3.   **Purpose and Creation of the Joint Venture**

 -     best efforts to explore and develop property
 -     joint venture does not create partnership
 -     rights and obligations several and not joint or joint and several
 -     beneficial ownership in proportion to respective interest
 -     rights and obligations of parties strictly limited to the applicable joint venture property

4.   **Dilution**

 -     initial deemed investment at 75% Crosshair/25% Optionors (all subject to the 2% NSR in favour of Ruza) will be total $1,066,667 (CrossHair: $800,000 and Optionors: $266,667
 -     variation of interest based on proportionate funding of costs
 -     reduction of interest below 10% results in loss of interest in consideration of net smelter royalty of 1%

5.   **Management Committee – to apply after Crosshair earns interest**

 -     two representatives of each party with chairman designated by the Optionee and having casting vote
 -     votes equal percentage interest in the property
 -     quorum equal to 50% of aggregate Interest

6.   **Operator**

 -     Crosshair is operator at all times during the currency of the Option
 -     indemnification for non-negligent activities
 -     monthly reports to JV from Operator

7.   **Power, Duties and Obligations of Operator**

 -     standard

8.   **Programs – Applicable After Exercise of the Option**

 -     expenditures incurred pursuant to approved work programs

- unanimous approval of participants required for an individual work programs or portions thereof contemplating expenditures in excess of $3,000,000 solely related to exploration (as distinct from development expenditures)
- submission of proposed program within 60 days of completion of previous work programs
- 60 days to elect to participate
- minimum 6 month, maximum 12 month budget program periods

9.   Accounting Procedures

- cash calls
- administration overhead allowance 8% exploration, 1.5 development, 2.5% mining

10.   Information and Data

- joint access to Optioned Properties and project data/materials

11.   Partition

- no partition

12.   Right of First Refusal

- standard

13.   Royalty

- net smelter return royalty general terms as defined in underlying Agreements

14.   Force Majeure

- standard

15.   Notice

- similar to Section 14 of Option Agreement

16.   Waiver

- standard

17.   Further Assurances

- standard

18.   Use of Name

- no use of name of other party

19.   Entire Agreement

- standard

20. **Amendment**

- in writing

21. **Dispute**

- Courts of British Columbia to govern

22. **Right to Audit**

- party acquiring NSR has right to audit

23. **Time**

- time shall be of the essence

24. **Document Retention on Termination**

- standard

25. **Enurement**

- standard

26. **Governing Law**

- Province of British Columbia

27. **Severability**

- standard

28. **Number and Gender**

- standard

29. **Headings**

- standard

30. **Time of the Essence**

- standard

31. **Regulatory Approval**

- standard

32. **Assignment**

- restriction on assignment (except the Optionors during the Option Period)
- requirement for consent

- affiliated parties excluded
- rejection of assignee